UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Maiden Holdings, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G5753U112

(CUSIP Number)

MITCHELL RAAB, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 24, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.08%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.08%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.08%
14	TYPE OF REPORTING PERSON

IA

4

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

Ari Zweiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.08%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. G5753U112

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated to read as follows:

The Common Shares purchased by 683 Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 7,700,000 Common Shares beneficially owned by 683 Partners is approximately $6,893,158, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended as follows:

Effective December 24, 2020, the Reporting Persons ceased to own any Preferred Shares. The Reporting Persons sold all its Preferred Shares to the Issuer through the Issuer’s cash tender offers to purchase the Preferred Shares that expired on December 22, 2020.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Shares reported owned by each person named herein is based upon 84,801,161 Common Shares outstanding, as of November 9, 2020, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020.

A.	683 Partners
(a)	As of the close of business on December 28, 2020, 683 Partners directly beneficially owned 7,700,000 Common Shares.

Percentage: Approximately 9.08%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,700,000

(c)	The transactions in the Common Shares by 683 Partners during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.
B.	683 Capital GP
(a)	As of the close of business on December 28, 2020, 683 Capital GP, as the general partner of 683 Partners, may be deemed to beneficially own the 7,700,000 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 9.08%

6

CUSIP No. G5753U112

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,700,000

(c)	683 Capital GP has not entered into any transactions in the Common Shares during the past (60) sixty days.
C.	683 Management
(a)	As of the close of business on December 28, 2020, 683 Management, as the investment manager of 683 Partners, may be deemed to beneficially own the 7,700,000 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 9.08%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,700,000

(c)	683 Management has not entered into any transactions in the Common Shares during the past (60) sixty days.

D.       Ari Zweiman

(a)	As of the close of business on December 28, 2020, Mr. Zweiman, as the managing member of each 683 Management and 683 Capital GP, may be deemed to beneficially own the 7,700,000 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 9.08%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,700,000

(c)	Mr. Zweiman has not entered into any transactions in the Common Shares during the past sixty (60) days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Common Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that are not directly owned by such Reporting Person.

7

CUSIP No. G5753U112

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

As further described above in Item 4, which is incorporated herein by reference, 683 Partners ceased to own any Preferred Shares.

In addition, 683 Partners owns 369,100 of the 6.625% senior notes maturing on June 14, 2046 (the “2016 Senior Notes”) and 662,803 of the 7.75% senior notes maturing on December 1, 2043 (the “2013 Senior Notes”). The 2016 Senior Notes and the 2013 Senior Notes will mature on their respective maturity dates unless earlier exchanged, repurchased or redeemed in accordance with their terms.

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CUSIP No. G5753U112

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2020

683 CAPITAL PARTNERS, LP

By:	683 CAPITAL GP, LLC General Partner

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL GP, LLC.

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL MANAGEMENT, LLC

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

/s/ Ari Zweiman
Ari Zweiman

9

CUSIP No. G5753U112

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Sold	Price per Share ($)	Date of Sale

683 Capital Management, LLC

Sale of Common Stock	50,000	2.3588	11/23/2020
Sale of Common Stock	13,046	2.3876	11/23/2020
Sale of Common Stock	33,918	2.3014	11/24/2020
Sale of Common Stock	100	2.3149	11/25/2020
Sale of Common Stock	7,322	2.3000	12/15/2020
Sale of Common Stock	7,040	2.3299	12/16/2020
Sale of Common Stock	13,637	2.3680	12/17/2020
Sale of Common Stock	12,198	2.3368	12/18/2020
Sale of Common Stock	16,953	2.1349	12/23/2020
Sale of Common Stock	22,750	2.2342	12/23/2020